FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1680-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

Bradner Ventures Ltd.

(A Development Stage Company)

Audited Financial Statements

(Expressed in Canadian dollars)

November 30, 2008, 2007, 2006

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

November 30, 2008 and 2007

(Expressed in Canadian dollars)

	November 30, 2008 $	November 30, 2007 $

ASSETS

Current Assets

Cash	4,623	902
GST recoverable	110	334

	4,733	1,236

Deposit (Note 4)	–	5,000

Total Assets	4,733	6,236

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities

Accounts payable and accrued liabilities	10,000	8,995
Advance payable (Note 5)	90,000	50,000

Total Liabilities	100,000	58,995

Stockholders’ Deficiency

Capital Stock (Note 6) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares	4,279,498	4,279,498

Contributed Surplus (Note 8)	5,000	-

Deficit Accumulated During the Development Stage	(4,379,765)	(4,332,257)

Total Stockholders’ Deficiency	(95,267)	(52,759)

Total Liabilities and Stockholders’ Deficiency	4,733	6,236

Nature of operations and ability to continue as a going concern (Note 1)

Approved on behalf of the Board:

“Richard Coglon”	“Anthony Knott”
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Operations and Comprehensive Loss

For the years ended November 30, 2008, 2007 and 2006

And for the period June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2008 $

		Years ended November 30,
		2008 $	2007 $	2006 $

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	64,090	290	292	238
Consulting and secretarial	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Foreign exchange (gain) loss	(1,652)	15	6	26
Management fees (Note 5(b))	342,781	–	–	5,000
Mineral property expenses	54,541	–	3,921	–
Office and miscellaneous (Note 5(a))	154,639	5,015	9,757	9,884
Professional fees (Notes 5(c))	870,631	34,665	39,996	35,232
Shareholder information	92,227	947	1,138	1,877
Transfer agent and regulatory fees	175,858	6,576	5,790	5,888
Travel and promotion	78,032	–	1,080	–
Write-down of mineral property	1,456,807	–	–	–

	3,676,040	47,508	61,980	58,145

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of computer equipment	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	703,725	–	–	–

Net Loss and Comprehensive Loss for the Period	(4,379,765)	(47,508)	(61,980)	(58,145)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		6,058,256	6,058,256	6,058,256

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Cash Flows

For the years ended November 30, 2008, 2007 and 2006

And for the period June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2008 $

		Years ended November 30,
		2008 $	2007 $	2006 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,379,765)	(47,508)	(61,980)	(58,145)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Donated rent and services	5,000	5,000	–	–
Finders’ fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of computer equipment	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Changes in non-cash working capital items related to operations
Decrease (increase) in GST recoverable	(358)	224	791	5
Decrease in prepaid expenses	–	–	–	714
Increase (decrease) in accounts payable and accrued liabilities	431,847	1,005	196	(3,955)

Net cash used in operating activities	(1,628,029)	(41,279)	(60,993)	(61,381)

INVESTING
Purchase of office equipment	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of office equipment	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Mineral property deposit	–	5,000	(5,000)	–
Advances to affiliate	(808,346)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows provided by (used in) investing activities	(1,876,870)	5,000	(5,000)	–

FINANCING
Proceeds from advance payable	90,000	40,000	50,000	–
Capital stock issued for cash	3,419,522	–	–	–

Net cash flows provided by financing activities	3,509,522	40,000	50,000	–

NET CASH INFLOWS (OUTFLOWS)	4,623	3,721	(15,993)	(61,381)

CASH, BEGINNING OF PERIOD	–	902	16,895	78,276

CASH, ENDING OF PERIOD	4,623	4,623	902	16,895

Cash paid for income taxes during the year		$ Nil	$ Nil	$ Nil
Cash paid for interest expense during the year		$ Nil	$ Nil	$ Nil

Non-cash transactions – Note 10

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – June 22, 1983 (Date of Inception)	–	–	–	–	–

Net loss for the period	–	–	–	–	–

Balance – November 30, 1983	–	–	–	–	–

Shares issued for cash:
- at $0.35 per share	21,429	7,500	–	–	7,500
- at $5.25 per share	6,286	33,000	–	–	33,000

Net loss for the year	–	–	–	–	–

Balance – November 30, 1984	27,715	40,500	–	–	40,500

Shares issued for cash at $14.175 per share	14,286	202,500	–	–	202,500

Shares allotted for cash at $10.50 per share	7,143	75,000	–	–	75,000

Shares issued for acquisition of mineral property at $5.25 per share	714	3,750	–	–	3,750

Net loss for the year	–	–	–	(60,415)	(60,415)

Balance – November 30, 1985	49,858	321,750	–	(60,415)	261,335

Share subscriptions refunded at $10.50 per share	(2,770)	(29,090)	–	–	(29,090)

Net loss for the year	–	–	–	–	–

Balance – November 30, 1986	47,088	292,660	–	(60,415)	232,245

Shares issued for cash at $15.75 per share	2,429	38,250	–	–	38,250

Net loss for the year	–	–	–	(146,697)	(146,697)

Balance – November 30, 1987	49,517	330,910	–	(207,112)	123,798

Net loss for the year	–	–	–	(140,613)	(140,613)

Balance – November 30, 1988	49,517	330,910	–	(347,725)	(16,815)

Shares issued for settlement of debt at $18.90 per share	1,286	24,300	–	–	24,300

Private placement at $10.50 per share	4,286	45,000	–	–	45,000

Exercise of options at $15.75 per share	343	5,400	–	–	5,400

Net loss for the year	–	–	–	(17,337)	(17,337)

Balance – November 30, 1989	55,432	405,610	–	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1989	55,432	405,610	–	(365,062)	40,548

Shares issued for acquisition of mineral property at $70.00 per share	714	50,000	–	–	50,000

Shares issued for finder’s fee:
- at $17,50 per share	1,429	25,000	–	–	25,000
- at $70.00 per share	571	40,000	–	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	–	35,000
- at $17.50 per share	143	2,500	–	–	2,500
- at $24.50 per share	1,429	35,000	–	–	35,000
- at $26.50 per share	2,686	70,500	–	–	70,500
- at $38.85 per share	286	11,100	–	–	11,100

Net loss for the year	–	–	–	(118,112)	(118,112)
			–
Balance – November 30, 1990	65,547	674,710	–	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	–	180,000
- at $96.95 per share	881	85,366	–	–	85,366

Private placement at $54.60	657	35,880	–	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	–	14,000
- at $26.25 per share	857	22,500	–	–	22,500
- at $54.25 per share	1,691	91,760	–	–	91,760
- at $66.85 per share	1,171	78,310	–	–	78,310

Shares issued for finder’s fee:
- at $52.50 per share	714	37,500	–	–	37,500
- at $58.80 per share	272	16,017	–	–	16,017
- at $96.95 per share	109	10,565	–	–	10,565

Net loss for the year	–	–	–	445,784	445,784

Balance – November 30, 1991	76,756	1,266,608	–	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	–	32,240
- at $66.85 per share	134	8,977	–	–	8,977

Shares issued for finder’s fees at $52.50 per share	714	37,500	–	–	37,500

Net loss for the year	–	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,198	1,345,325	–	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1992	78,198	1,345,325	–	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	–	10,000
- at $17.50 per share	1,429	25,000	–	–	25,000
- at $21.00 per share	714	15,000	–	–	15,000

Shares issued for finder’s fee at $52.50 per share	1,271	13,350	–	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	–	150,000

Shares issued for settlement of debt at $10.85 per share	7,296	79,166	–	–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	–	79,470
- at $21.70 per share	4,419	95,901	–	–	95,901

Net loss for the year	–	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	–	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per share	12,368	112,553	–	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	–	8,700

Net loss for the year	–	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	–	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	–	72,536
- at $10.15 per share	3,250	32,986	–	–	32,986
- at $10.85 per share	940	10,199	–	–	10,199
- at $11.55 per share	1,571	18,150	–	–	18,150
- at $14.70 per share	6,262	92,046	–	–	92,046
- at $17.50 per share	2,943	51,500	–	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	–	84,000
- at $12.25 per share	14,729	180,425	–	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	–	84,000
- at $15.75 per share	2,857	45,000	–	–	45,000

Shares issued for acquisition of mineral property at 15.75 per share	1,429	22,500	–	–	22,500

Net loss for the year	–	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	–	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1995	188,949	2,633,607	–	(2,086,367)	547,240

Shares issued for acquisition of mineral property at $21.00 per share	571	12,000	–	–	12,000

Exercise of warrants at $15.75 per share	2,857	45,000	–	–	45,000

Private placement at $10.50 per share	4,286	52,500	–	–	52,500

Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	–	82,998
- at $18.55 per share	714	13,250	–	–	13,250
- at $20.65 per share	2,857	59,000	–	–	59,000

Net loss for the year	–	–	–	(102,055)	(102,055)

Balance – November 30, 1996	204,977	2,898,355	–	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $8.75 per share	714	6,250	–	–	6,250

Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	–	68,900
- at $10.50 per share	1,429	15,000	–	–	15,000
- at $13.55 per share	4,286	46,500	–	–	46,500

Net loss for the year	–	–	–	(150,318)	(150,318)

Balance – November 30, 1997	218,977	3,035,005	–	(2,338,740)	696,265

Shares issued for cash at $5.25 per share	3,143	16,500	–	–	16,500

Shares issued for settlement of debt at $5.25 per share	10,123	53,144	–	–	53,144

Share issuance costs	–	(2,452)	–	–	(2,452)

Net loss for the year	–	–	–	(512,408)	(512,408)

Balance – November 30, 1998	232,243	3,102,197	–	(2,851,148)	251,049

Shares issued for settlement of debt at $5.25 per share	11,667	61,252	–	–	61,252

Net loss for the year	–	–	–	(369,731)	(369,731)

Balance – November 30, 1999	243,910	3,163,449	–	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.75 per share	123,441	92,581	–	–	92,581

Private placement at $0.95 per share	340,000	323,000	–	–	323,000

Share issuance costs	–	(1,498)	–	–	(1,498)

Net loss for the year	–	–	–	(91,248)	(91,248)

Balance – November 30, 2000	707,351	3,577,532	–	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2008

(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 2000	707,351	3,577,532	–	(3,312,127)	265,405

Shares issued for cash at $1.60 per share	25,000	40,000	–	–	40,000

Exercise of warrants at $1.25 per share	155,958	194,947	–	–	194,947

Net loss for the year	–	–	–	(489,432)	(489,432)
					–
Balance – November 30, 2001	888,309	3,812,479	–	(3,801,559)	10,920

Shares issued for cash at $1.60 per share	25,000	39,435	–	–	39,435

Exercise of options at $1.05 per share	18,000	18,900	–	–	18,900

Exercise of warrants at $1.25 per share	126,947	158,684	–	–	158,684

Net loss for the year	–	–	–	(261,950)	(261,950)

Balance – November 30, 2002	1,058,256	4,029,498	–	(4,063,509)	(34,011)

Net loss for the year	–	–	–	(27,840)	(27,840)

Balance – November 30, 2003	1,058,256	4,029,498	–	(4,091,349)	(61,851)

5:1 rollback during period (retroactively stated)		–	–	–	–

Units issued for cash at $0.05 per unit	5,000,000	250,000	–	–	250,000

Net loss for the year	–	–	–	(49,597)	(49,597)

Balance – November 30, 2004	6,058,256	4,279,498	–	(4,140,946)	138,552

Net loss for the year	–	–	–	(71,186)	(71,186)

Balance – November 30, 2005	6,058,256	4,279,498	–	(4,212,132)	67,366

Net loss for the year	–	–	–	(58,145)	(58,145)

Balance – November 30, 2006	6,058,256	4,279,498	–	(4,270,277)	9,221

Net loss for the year	–	–	–	(61,980)	(61,980)

Balance – November 30, 2007	6,058,256	4,279,498	–	(4,332,257)	(52,759)

Net loss for the year	–	–	–	(47,508)	(47,508)
Donated services (Note 8)	–	–	5,000	–	5,000

Balance – November 30, 2008	6,058,256	4,279,498	5,000	(4,379,765)	(95,267)

The accompanying notes are an integral part of these financial statements

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and comprehensive loss, and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2008.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2008, the Company had not yet identified a suitable business, has accumulated losses of $4,379,765 since its inception, had a working capital deficiency of $95,267 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The financial statements contain no adjustments which reflect the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Income Taxes

The Company follows the asset and liability method for determining income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the carrying amounts for financial statement purposes and the tax basis for certain assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be settled. The tax effects of changes in these temporary differences are recognized in income in the period in which they occur.

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock – Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after December 1, 2004 and to account for the grants as compensation expense in its financial statements. As at December 1, 2004, there were no stock options outstanding.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognizes expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation, as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended November 30, 2008, 2007 and 2006, potentially dilutive common shares (relating to warrants outstanding at the year-end) totalling Nil (2007: nil; 2006: 5,000,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If mineral properties are put into production, the costs of acquisition will be amortized over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property costs that are not recoverable will be written-off to operations.

Mineral properties exploration costs are expensed when incurred. Recorded costs of mineral properties are not intended to reflect present or future values of mineral properties.

Comprehensive Income

The Company follows CICA Handbook Section 1530 “Comprehensive Income” which establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. At November 30, 2008, the Company does not have transactions and events which require the recognition of comprehensive income.

Financial Instruments

The Company follows Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured initially and subsequently on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured subsequently on the balance sheet at amortized cost. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments (continued)

The Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company classifies and measures its financial instruments as follows:

•	Cash are classified as “held-for-trading”. They are measured at fair value and changes in fair value are recognized in the statements of operations.
•

Accounts payable and accrued liabilities and advances payable are classified as other financial liabilities and are measured at fair value at inception. They are measured at amortized cost using the effective interest rate at subsequent periods. Change in fair value is recognized in the statements of comprehensive loss.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with a Canadian Chartered bank. The Company’s other asset is Goods and Services Tax recoverable from the Federal Government of Canada. The maximum exposure to credit risk is minimal at this time.

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As the Company has no interest-bearing investments or debt, it is not exposed to interest rate risk at this time. In respect of financial liabilities, the advances payable are not subject to interest rate risk because they are non-interest bearing payable.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments (continued)

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As significant transactions of the Company are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

Accounting Changes

The Company adopted CICA Handbook Section 1506 “Accounting Changes” which revises the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Cash Distributions

The Company follows the CICA Handbook Section 1540, Cash Flow Statements, which has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section has not resulted in any changes on the disclosure within the financial statements.

Recent Accounting Pronouncements

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400 – “Assessing Going Concern”, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this Section is not expected to result in any changes on the disclosure within the financial statements.

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The standard is effective for annual and interim periods beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

3.	CAPITAL DISCLOSURES

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2008, the Company had cash of $4,623 (2007: $902).

The Company currently has not identified business opportunities; as such the Company has historically relied on the equity markets and advances from related parties to fund its activities. In order to carry out identifying business opportunities and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

4.	MINERAL PROPERTY

During the year ended November 30, 2007, the Company was in the process of acquiring an exploration permit to a mineral claim located in British Columbia, Canada for a term which expired on November 30, 2008. The Company paid a $5,000 security deposit and incurred $3,921 in exploration costs on the mineral claim.

During the year ended November 30, 2008, the Company abandoned the mineral claim and received a refund for the security deposit of $5,000.

5.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

(a) The Company incurred $nil (2007 - $5,245; 2006 - $5,858) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

(b) The Company incurred $2,000 (2007 - $nil; 2006 - $5,000) for management fees to a company with a common director.

(c) The Company incurred $3,000 (2007 - $nil; 2006 - $nil) for bookkeeping fees to a company with a common director.

(d) As at November 30, 2008, the Company owes $50,000 (2007 - $50,000) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

(e) As at November 30, 2008, the Company owes $15,000 (2007 - $Nil) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

(f) As at November 30, 2008, the Company owes $25,000 (2007 - $Nil) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

6.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2008, 2007 and 2006.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2008, 2007 and 2006.

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ended 2008, 2007, and 2006:

	November 30, 2008		November 30, 2007		November 30, 2006
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price

Balance, beginning of year	–	–	5,000,000	$0.10	5,000,000	$0.10
Expired	–	–	(5,000,000)	$0.10	–	–

Balance, end of year	–	–	–	–	5,000,000	$0.10

7.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2008	2007	2006

Basic statutory and provincial income tax rate	31.30%	34.12%	34.12%

Net loss	$ (47,508)	$ (61,980)	$ (58,145)

Expected income tax recovery on net loss, before income tax	$ 15,000	$ 21,000	$ (20,000)
Differences due to recognition of items for tax purposes:
Effects of reduction in statutory rate	(2,000)	(118,000)	-
Permanent differences	(2,000)
Expiry of non-capital loss carry forward	(19,000)	-	-
Increase in valuation allowance	8,000	97,000	20,000
Total income tax recovery	$ -	$ -	$ -

7.	INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007

Future estimated income tax assets:
Non-capital losses carried forward	$ 124,000	$ 132,000
Exploration expenses	238,000	238,000
Capital loss carry-forwards	95,000	95,000
	457,000	465,000
Valuation allowance	(457,000)	(465,000)
Net future estimated income tax assets	$ -	$ -

As at November 30, 2008, the Company has accumulated Canadian and foreign exploration costs totaling $916,000 non-capital losses totaling $478,000. The Company also has $734,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize in future years. The non-capital losses expire as follows:

2009	98,000
2010	69,000
2011	28,000
2014	50,000
2015	71,000
2026	58,000
2027	62,000
2028	42,000

$478,000

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

8.	Contributed Surplus

During the year ended November 30, 2008, a Company with a common director provides bookkeeping services and management services at no cost. The fair value of the bookkeeping services of $3,000 and the fair value of the management services of $2,000 have been recorded in the statement of operations and in contributed surplus.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for 2008, 2007 and 2006.

Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

9.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recently Adopted Accounting Standards

In July 2006, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. This statement only applies when other standards require or permit the fair value measurement of assets and liabilities. This statement is effective for fiscal periods commencing after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Company’s financial statements.

On February 15, 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal periods commencing after November 15, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial statements.

Recently Pronounced Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, which is a revision of previously existing guidance on accounting for business combinations. SFAS 141R retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS 141R for any business combinations entered into, where applicable, on or after December 1, 2009.

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recently Pronounced Accounting Standards (continued)

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

10.	Non-cash transactions:

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2008 $

		Years ended November 30,
		2008 $	2007 $	2006 $
Shares issued for settlement of debt	422,996	–	–	–
Shares issued for finder’s fee	179,932	–	–	–
Shares issued for acquisition of mineral property	409,866	–	–	–
Donated services (note 8)	5,000	5,000	–	–

BRADNER VENTURES LTD.

FORM 51-102F1

Management’s Discussion and Analysis as of March 30, 2009

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2008 and the three-month period ended November 30, 2008 should be read in conjunction with our audited financial statements and related notes included in this 2008 annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the year ended November 30, 2008, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Selected Annual Financial Information

Fiscal Year Ended November 30, 2008 Compared to the Fiscal Years Ended November 30, 2007 and 2006

The following table provides selected financial information of our company for the fiscal years ended November 30, 2008, 2007 and 2006:

	For the Fiscal Year Ended November 30
	2008	2007	2006
	(Audited)

Revenue	$ Nil	$ Nil	$ Nil

Net loss	(47,508)	(61,980)	(58,145)

Net loss per share (basic and fully diluted)	(0.01)	(0.01)	(0.01)

	As at November 30
	2008	2007	2006
		(Audited)

Total assets	$ 4,733	$ 6,236	$ 18,020

Total liabilities	100,000	58,995	8,799

Shareholders’ equity (deficiency)	(95,267)	(52,759)	9,221

Results of Operations

Our Company did not generate any revenues during fiscal years of 2008, 2007 and 2006. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $47,508 for the fiscal year ended November 30, 2008, compared to $61,980 for fiscal 2007 and $58,145 for fiscal 2006. Expenses incurred in the fiscal year ended November 30, 2008 and in the quarter ended November 30, 2008 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the year ended November 30, 2008 was $3,721 compared to a cash outflow of $15,993 for the year ended November 30, 2007 and a cash outflow of $61,381 for the year ended November 30, 2006. The increase in cash inflow of our 2008 fiscal year end as compared to our 2007 fiscal year end was due to advances of $40,000 from a director and shareholder of the Company. The decrease in cash outflow from our 2007 fiscal year to our fiscal 2006 was due to lower operating expenses.

Net loss and comprehensive loss was $47,508 or $(0.01) per share for the fiscal year ended November 30, 2008, compared to $61,980 or $(0.01) per share in the same period in 2007 and $58,145 or $(0.01) per share in the same period in 2006. The decrease in the net loss of fiscal 2008 as compared to fiscal 2007 was due to a decrease in professional fees, mineral property exploration and office and miscellaneous. The increase in the net loss of fiscal 2007 as compared to fiscal 2006 was due to an increase in professional fees.

Summary of Quarterly Results

Quarterly Results of the Fiscal Year Ended November 30, 2008

	2008

	November 30	August 31	May 31	February 29
	(Unaudited)
Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss and comprehensive loss	(17,315)	(10,356)	(12,135)	(7,702)

Basic and Diluted loss per share	(0.01)	(0.00)	(0.00)	(0.00)

Quarterly Results of the Fiscal Year Ended November 30, 2007

	2007

	November 30	August 31	May 31	February 29
	(Unaudited)
Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss and comprehensive loss	(14,988)	(19,860)	(19,589)	(7,543)

Basic and Diluted loss per share	(0.00)	(0.01)	(0.00)	(0.00)

Liquidity

We have cash of $4,623 as at November 30, 2008, compared to $902 as at November 30, 2007. During the year ended November 30, 2008, we spent $47,508 on operating activities, received $25,000 from a director and $15,000 from a shareholder as advances and received a refund of $5,000 that was used as a deposit in connection with the general acquisition of an exploration permit, thereby increasing our cash position from $902 at November 30, 2007 to $4,623 at November 30, 2008. Our company’s operating expenses of $47,508 for the fiscal year ended November 30, 2008 included professional fees (accounting, administration and legal) of $34,665, transfer agent and regulatory fees of $6,576 and office and miscellaneous fees of $5,015.

We had cash of $902 as at November 30, 2007, compared to $16,895 as at November 30, 2006. During the year ended November 30, 2007, we spent $61,980 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $16,895 at November 30, 2006 to $902 at November 30, 2007. Our company’s operating expenses of $61,980 for the fiscal year ended November 30, 2007 included professional fees (accounting, administration and legal) of $39,996, mineral property exploration of $3,921, transfer agent and regulatory fees of $5,790 and office and miscellaneous fees of $9,757.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2009, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2008 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $41,279 for the year ended November 30, 2008 compared to $60,993 for the year ended November 30, 2007.

Investing Activities

Investing activities provided cash of $5,000 for the year ended November 30, 2008, compared to cash used of $5,000 for the year ended November 30, 2007.

Financing Activities

Financing activities provided cash of $40,000 for the year ended November 30, 2008, compared to $50,000 for the year ended November 30, 2007.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $4,623 and a working capital deficiency in the amount of $95,267 as of November 30, 2008. Presently, we are in the process of seeking a business opportunity and do not receive any revenue to meet our operating and capital expenses. We will require additional funding to carry out our plan of operation for the next twelve months. Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2008, 2007 and 2006, our Company entered into the following related party transactions:

(a) The Company incurred $nil (2007 - $5,245; 2006 - $5,858) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

(b) he Company incurred $2,000 (2007 - $nil; 2006 - $5,000) for management fees to a company with a common director.

(c) The Company incurred $3,000 (2007 - $nil; 2006 - $nil) for bookkeeping fees to a company with a common director.

(d) As at November 30, 2008, the Company owes $50,000 (2007 - $50,000) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

(e) As at November 30, 2008, the Company owes $15,000 (2007 - $Nil) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

(f) As at November 30, 2008, the Company owes $25,000 (2007 - $Nil) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

These transactions were in the normal course of operations and were measured at the exchange amount.

Fourth Quarter

During the fourth quarter ended November 30, 2008, our company pursued prospective business opportunities. Our management, however, was unsuccessful in locating such an opportunity during this time. During this process, our company incurred normal operating expenses of $17,315. These expenses included $16,100 for professional fees (accounting, administration and legal), transfer agent and regulatory fees of $609, bank fees of $50, loss/gain on foreign exchange of $48, office and miscellaneous fees of $508 and shareholder information of $947.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, the determination of reclamation obligations and stock-based compensation. Actual results could differ from these estimates. These accounting policies are summarized below.

Stock-Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after December 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognizes expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Adoption of new Accounting Policies

Financial Instruments

The Company follows Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured initially and subsequently on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured subsequently on the balance sheet at amortized cost. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company classifies and measures its financial instruments as follows:

•	Cash are classified as “held-for-trading”. They are measured at fair value and changes in fair value are recognized in the statements of operations.
•

Accounts payable and accrued liabilities and advances payable are classified as other financial liabilities and are measured at fair value at inception. They are measured at amortized cost using the effective interest rate at subsequent periods. Change in fair value is recognized in the statements of comprehensive loss.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

e)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with a Canadian Chartered bank. The Company’s other asset is Goods and Services Tax recoverable from the Federal Government of Canada. The maximum exposure to credit risk at minimal at this time.

f)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

g)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As the Company has no interest-bearing investments or debt, it is not exposed to interest rate risk at this time. In respect of financial liabilities, the advances payable are not subject to interest rate risk because they are non-interest bearing payable.

h)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As significant transactions of the Company are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

Accounting Changes

The Company adopted CICA Handbook Section 1506 “Accounting Changes” which revises the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Cash Distributions

The Company follows the CICA Handbook Section 1540, Cash Flow Statements, which has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section has not resulted in any changes on the disclosure within the financial statements.

International financial reporting standards (‘IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 common shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of March 30, 2009, there were 6,058,256 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company. The company has no options or warrants outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Year Ended November 30, 2008		Year ended November 30, 2007

Expensed Research and Development Costs	$	Nil	$	Nil
General and Administrative Expenses		47,508		61,980

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com

FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Richard Coglon, Chief Executive Officer of Bradner Ventures Ltd., certify the following:

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Bradner Ventures Ltd. (the “Issuer”) for the financial year ended November 30, 2008.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 27, 2009

“Richard Coglon”

Richard Coglon
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Richard Coglon, Chief Financial Officer of Bradner Ventures Ltd., certify the following:

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Bradner Ventures Ltd. (the “Issuer”) for the financial year ended November 30, 2008.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 27, 2009

“Richard Coglon”

Richard Coglon
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: May 29, 2009

CW1835899.1